GOLDMAN, SACHS & CO.

November 10, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CenterPoint Energy Restoration Bond Company, LLC

CenterPoint Energy Houston Electric, LLC

Registration Statement on Form S-3

File Nos. 333-162370 and 333-162370-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the prospective underwriters of the proposed sale of the Senior Secured System Restoration Bonds of CenterPoint Energy Restoration Bond Company, LLC (the “Company”), hereby join in the request of the Company and of CenterPoint Energy Houston Electric, LLC that the effectiveness of the Registration Statement on Form S-3 (File Nos. 333-162370 and 333-162370-01) relating to such bonds be accelerated so that the Registration Statement will become effective by 3:00 PM on November 13, 2009, or as soon thereafter as practicable.

Very truly yours, GOLDMAN, SACHS & CO. CITIGROUP GLOBAL MARKETS INC. MORGAN STANLEY & CO. INCORPORATED RBS SECURITIES INC. LOOP CAPITAL MARKETS, LLC

As a Representative of the several Underwriters By: GOLDMAN, SACHS & CO.

By:	/S/ CURTIS PROBST
(Goldman, Sachs & Co.)